                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

                       ----------------------------------

(Mark one)

[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  May 7, 2003 to  December 31, 2003

                         Commission file number 1-12981

                       ----------------------------------


        SOLIDSTATE CONTROLS, INC. HOURLY EMPLOYEES' (CWA) RETIREMENT PLAN
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                 Financial Statements and Supplemental Schedule
                 For the Period May 7, 2003 to December 31, 2003

                                    CONTENTS

Financial Statements (Unaudited):

Statement of Assets Available for Benefits.....................................2
Statement of Changes in Assets Available for Benefits..........................3
Notes to Financial Statements..................................................4


Supplemental Schedule (Unaudited):

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................10

Signatures....................................................................11

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                   Statement of Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

ASSETS:
Investments, at fair value .........      $678,424
                                          --------
Receivables:
     Employer contributions ........        70,708
     Participants contributions ....         6,220
                                          --------
       Total receivables ...........        76,928
                                          --------
       Assets available for benefits      $755,352
                                          ========


                             See accompanying notes.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

ADDITIONS:
Contributions:
     Employer ...........................................      $ 70,708
     Participants .......................................        67,370
     Participant rollovers from other plans .............       573,605
                                                               --------
   Total Contributions ..................................       711,683
                                                               --------

Investment income:
  Net appreciation in fair value of investments .........        42,070
  Interest and dividend income ..........................        17,464
                                                               --------
                                                                 59,534
                                                               --------
Total additions .........................................       771,217
                                                               --------

DEDUCTIONS:
Benefits paid to participants ...........................        15,865
                                                               --------
Net increase ............................................       755,352

Assets available for benefits:
     Beginning of period ................................            --
                                                               --------
     End of period ......................................      $755,352
                                                               ========


                             See accompanying notes.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

1. DESCRIPTION OF PLAN

GENERAL

In connection with the 2003 acquisition of Solidstate Controls, Inc. by AMETEK, Inc. ("AMETEK" or "the Company") from the Marmon Group, AMETEK became the plan sponsor of the Solidstate Controls, Inc. Hourly Employees' (CWA) Retirement Plan ("the Plan"). The following brief description of the Plan provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America
(CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).

CONTRIBUTIONS

Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan provides for Company contributions equal to 40% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants' compensation as determined by the terms of the collective bargaining agreement. Retirement and matching company contributions are paid to the Plan at anytime prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, AMETEK makes contributions to the Plan on behalf of such participants at a rate $0.35 for each hour that an active participants is paid compensation. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature of the Plan are the same as the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant's account.

VESTING

Participants are fully vested at all times in their contributions to the Plan. Company contributions under the savings provisions of the Plan and under the retirement feature of the Plan become fully vested after five years of service.


PAYMENT OF BENEFITS

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account, elect to receive payment in installments for life, subject to certain restrictions based on life expectancy or direct rollover to eligible retirement plan. Participants with a vested account value of less than $5,000 will be paid in a lump sum as soon as practicable after retirement, termination, disability or death of the participant. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

PLAN TERMINATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS AND PRESENTATION FORMAT

The accompanying financial statements are unaudited because the number of participants in the Plan are fewer than the number of participants which would require audited financial statements under ERISA. The financial statements presented are for a partial year in 2003 due to the 2003 acquisition by AMETEK mentioned in Note 1. The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (see Note 6). The accompanying financial statements have been prepared in accordance with Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common/collective trust is based on quoted redemption values on the last business day of the plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net appreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

3. INVESTMENT PROGRAMS

At December 31, 2003, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest of the Plan.

A participant may direct contributions (up to certain specified limits) in any of the following investment options.

      -     AMETEK Stock Fund

      -     Vanguard Retirement Savings Master Trust

Registered investment companies:

      -     Vanguard Prime Money Market Fund

      -     Vanguard Total Bond Market Index Fund

      -     Vanguard LifeStrategy Funds

      -     Vanguard Wellington Fund

      -     Vanguard Windsor II Fund

      -     Vanguard PRIMECAP Fund

      -     Vanguard International Growth Fund

      -     Vanguard Small-Cap Index Fund

      -     Vanguard 500 Index Fund

      -     Fidelity Magellan Fund

      -     BlackRock Small Cap. Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

3. INVESTMENT PROGRAMS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's assets at year-end are as follows:

                                               DECEMBER 31,
                                                  2003
                                               ------------
AMETEK Stock Fund ........................      $114,212
Vanguard Retirement Savings Master Trust .        91,904
Vanguard Prime Money Market Fund .........        88,578
Vanguard Total Bond Market Index Fund ....       114,622
Vanguard LifeStrategy Growth Fund ........        39,294
Vanguard LifeStrategy Moderate Growth Fund        46,789
Vanguard Wellington Fund .................        49,245
Vanguard 500 Index Fund ..................        52,379

3. INVESTMENT PROGRAMS (CONTINUED)

During 2003 the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

                                  FOR THE PERIOD
                                   MAY 7, 2003
                                        TO
                                DECEMBER 31, 2003
                                -----------------
Common Stock ..................      $18,820
Registered investment companies       23,250
                                     -------
                                     $42,070
                                     =======

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, continues to be qualified and the related trust is tax exempt.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
              Statement of Changes in Assets Available for Benefits
                 For the Period May 7, 2003 to December 31, 2003
                                  (Unaudited)

5. ADMINISTRATIVE EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. The present, the Company elected to pay such expenses directly.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan's Form 5500:

                                               DECEMBER 31,
                                                   2003
                                               ------------
Assets available for benefits per the
   financial statements ...................      $ 755,352
Amounts owed to withdrawing participants ..         (2,148)
                                                 ---------
Assets available for benefits per Form 5500      $ 753,204
                                                 =========

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2003 per the financial statements to the Form 5500:

                                                                          FOR THE PERIOD
                                                                            MAY 7, 2003
                                                                                TO
                                                                           DECEMBER 31,
                                                                               2003
                                                                           --------------
Benefits paid to participants per the financial statements .............      $15,865
Add: Amounts allocated to withdrawing participants at December 31, 2003         2,148
Less: Amounts allocated to withdrawing participants at December 31, 2002           --
                                                                              -------
Benefits paid to participants per Form 5500 ............................      $18,013
                                                                              =======

Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                        Form 5500, Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003
                                  (Unaudited)

                                                    DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER,                        RATE OF INTEREST, COLLATERAL,         CURRENT
LESSOR, OR SIMILAR PARTY                            PAR, OR MATURITY VALUE                 VALUE
------------------------                            ----------------------                 -----
AMETEK Stock Fund*                                   Common Stock Fund                  $ 114,212
Vanguard Retirement Savings Master Trust*            Common/Collective Trust               91,904
Vanguard Prime Money Market Fund*                    Registered Investment Company         88,578
Vanguard Total Bond Market Index Fund*               Registered Investment Company        114,622
Vanguard LifeStrategy Conservative Growth Fund*
Vanguard LifeStrategy Growth Fund*                   Registered Investment Company         15,839
Vanguard LifeStrategy Moderate Growth Fund*          Registered Investment Company         39,294
Vanguard Wellington Fund*
Vanguard Windsor II Fund*                            Registered Investment Company         46,789
Vanguard PRIMECAP Fund*                              Registered Investment Company         49,245
Vanguard International Growth Fund*                  Registered Investment Company         15,817
Vanguard Small-Cap Index Fund*                       Registered Investment Company         25,450
Vanguard 500 Index Fund*                             Registered Investment Company          9,511
Fidelity Magellan Fund                               Registered Investment Company          2,355
BlackRock Small Cap. Fund                            Registered Investment Company         52,379
                                                     Registered Investment Company         10,589
                                                     Registered Investment Company          1,840
                                                                                        ---------
                                                                                        $ 678,424
                                                                                        =========

*     Indicates party-in-interest to the Plan

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 Solidstate Controls, Inc.
                                          Hourly Employees'(CWA) Retirement Plan
                                          --------------------------------------
                                                      (Name of Plan)


Dated:  June 23, 2004                     By:     /s/ John J. Molinelli
                                               ---------------------------------
                                                  John J. Molinelli, Member,
                                                  Administrative Committee